P  R  E  S  S      R  E  L  E  A  S  E
                              FOR IMMEDIATE RELEASE


                  PIZZA INN, INC. REPORTS 2ND QUARTER EARNINGS

THE COLONY, TEXAS -JANUARY 23, 2004- PIZZA INN, INC. (NASDAQ:PZZI) today reported earnings per share for its second quarter ended December 28, 2003 of 6 cents versus 19 cents for the same quarter last year. Net income was $558,000 versus $1,892,000, on revenues of $14.8 million versus $15.2 million in the previous year. For the six-month period, earnings per share were 11 versus 22 last year. Net income was $1,062,000 compared to $2,196,000 on revenues of $30.1 million versus $30.5 million last year.

The previous year's quarter included the reversal of a previously recorded pre-tax charge of approximately $1.9 million. This reserve was previously recorded in the fourth quarter of fiscal 2002 to fully reserve for the possible nonpayment for a note receivable owed to the Company from the Company's former chief executive officer. The Company received payment in full for the note receivable in December 2002.

Excluding the above-described reversal in the previous year's quarter, net income for our second quarter ended December 29, 2002 was $606,000 or 6 cents per share, compared to net income of $558,000 or 6 cents per share for the quarter ended December 28, 2003. Excluding the above-described reversal in the previous year's quarter, net income for the six-month period ended December 29, 2002 was $910,000 or 9 cents per share, compared to net income of $1,062,000 or 11 cents per share for the six months ended December 28, 2003.

Additionally, effective December 28, 2003, the Company reacquired the area developer rights for Tennessee and portions of Kentucky for approximately
$962,000,  of  which  $682,000  was  a  cash  payment.

Comparable chainwide same-store sales finished down 1.4% for the quarter ended December 28, 2003 and down 3.1% for the six months ended December 28, 2003.


                                 PIZZA INN, INC.
               (In thousands, except share and per share amounts)





2nd Quarter
------------------------------------
                                       December 28, December 29,
                                               2003         2002
                                      -------------  -----------
Revenue. . . . . . . . . . . . . . .  $      14,769  $    15,164

Income before taxes. . . . . . . . .  $         845  $     2,867

Net Income . . . . . . . . . . . . .  $         558  $     1,892

Diluted earnings per share . . . . .  $        0.06  $      0.19

Basic earnings per share . . . . . .  $        0.06  $      0.19

Weighted average shares outstanding:
   Diluted . . . . . . . . . . . . .     10,122,605   10,060,465
   Basic . . . . . . . . . . . . . .     10,071,037   10,058,431





Six Months
------------------------------------
                                      December 28,  December 29,
                                               2003         2002
                                      -------------  -----------
Revenue. . . . . . . . . . . . . . .  $      30,145  $    30,525

Income before taxes. . . . . . . . .  $       1,609  $     3,327

Net Income . . . . . . . . . . . . .  $       1,062  $     2,196

Diluted earnings per share . . . . .  $        0.11  $      0.22

Basic earnings per share . . . . . .  $        0.11  $      0.22

Weighted average shares outstanding:
   Diluted . . . . . . . . . . . . .     10,104,332   10,059,407
   Basic . . . . . . . . . . . . . .     10,065,130   10,058,339
